NaturalShrimp Holdings, Inc.

CORPORATE OFFICE:		PRODUCTION FACILITY:
2068 N. Valley Mills Dr.		P.O. Box 400; 833 CR 583
Waco, Texas 76710-2561		La Coste, TX 78039

(254) 776-7290 FAX (254) 741-0595		(830) 762-3200 FAX (830) 762-3202

www.naturalshrimp.com

May 6, 2011

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Brian McAllister

Re: NaturalShrimp Holdings, Inc.

March 11, 2011 Supplemental Response

Form 10-12G

Filed September 14, 2010

Form 10-Q for the Quarter Ended September 30, 2010

Filed December 20, 2010

File No. 000-54199

Dear Mr. McAllister:

Thank you very much for your kind attention to my call regarding NaturalShrimp Holdings, Inc. response to the SEC Comments of April 7, 2011.

As we discussed, we completed our answers to those comments over two weeks ago but have not sent them to the SEC because we are still in the process of finishing our 10K filing for 2010. Our securities attorney tells us that the two must be filed together.

For a period of approximately six weeks ending April 20, 2011, we were not able to acquire the proper accounting information to finish this filing due to the April 15 tax deadline.

Due to these unforeseen circumstances, we respectfully request a time extension so that we can finish our 10K and file both documents within the next three weeks.

Sincerely,

/s/ Bill G. Williams

Bill G. Williams

Chairman and Chief Executive Officer